Exhibit  99.2     Press Release

PRESS RELEASE
February 22, 2002

For further information contact:

                                 David M. Bradley
                                 Chairman, President and Chief Executive Officer North Central Bancshares, Inc.
                                 825 Central Avenue
                                 Fort Dodge, Iowa 50501
                                 515-576-7531

              NORTH CENTRAL BANCSHARES, INC. INCREASES DIVIDEND 20%

David M. Bradley, Chairman, President and Chief Executive Officer of North Central Bancshares, Inc. (the "Company") announced today that the Company declared a regular quarterly cash dividend of $0.18 per share on the Company's common stock for the fiscal quarter ended March 31, 2002. This amount is an increase of 20% compared to the previous dividend rate. The dividend will be payable to all stockholders of record as of March 15, 2002 and will be paid on April 8, 2002.

Since 1997, North Central Bancshares annual dividends have increased from $0.25 per share to $0.72 per share, an increase of 188%.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Burlington, Mount Pleasant and Perry, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For further information contact:  David M. Bradley, President     515-576-7531